Exhibit 99.1

N E W S R E L E A S E

Goosetown Communications to Rollout Siyata SD7 Device in North America

Vancouver, BC – February 2, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announces that Goosetown Communications (Goosetown), a division of Goosetown Enterprises, Inc., will introduce the Siyata SD7 device with its Push-to-Talk over Cellular (PoC) service TeamConnect®.

“We are confident that Goosetown’s customers will find the SD7 offers the convenience and technical capabilities required from a next-generation device servicing the commercial and/or public safety workforce,” said Siyata CEO Marc Seelenfreund. “Additionally, the SD7 is very attractively priced and an upgrade from land mobile radio devices that bring inherent limitations, including network compatibility, limited coverage areas, and restricted functionality. Notably, first responders and public service organizations will find the ability to communicate with one another seamlessly to be an extremely attractive functionality of the SD7.”

The SD7 is an easy-to-use, PTT-only, ruggedized device with limited interface (i.e. small 2-line monochrome screen, PTT key, SOS key, volume rockers) that is LTE, Wi-Fi, and Bluetooth-enabled and uses the Android operating system.  Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments.

Using the SD7, first responders (police, fire department, ambulance) – which number over two million in the U.S. alone, as well as secondary support personnel – can quickly connect and coordinate on unified public cellular networks in North America and other international markets without any of the difficulties managing the current generation of rugged smart/feature phones. Actions ideally tailored for mission critical purposes, such as initiating and receiving talk-group calls, notifying others of emergencies, and reporting locations, can be easily performed with the SD7.

“We are thrilled to be launching this innovative push-to-talk over cellular device to our customers. There is no other MCPTT (mission critical push-to-talk) product like this in the market with this form factor, available at this price point. Coupled with our world class PTT software from TeamConnect, we believe the SD7 will disrupt the industry,” said David Gottlieb, Executive Vice President of Goosetown and Managing Member of TeamConnect.

About Goosetown

Founded in 1990 and with operations throughout the northeastern U.S., Goosetown offers managed services communications solutions, specializing in wireless communications for domestic businesses and governments. Its TeamConnect® software platform allows businesses and government agencies, nationwide, to use PTT capabilities over mobile networks to enhance communication and productivity through mobile phone apps or via rugged LTE or Wi-Fi radios.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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